[redacted]

14046307

SEC
Mail Processing
Section
MAR 18 2014
Washington DC
405

SECURI[…]N

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 67549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Teachers Financial Investment Corporation

(No. and Street)

Laguna Hills, CA 92653

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Ferraro (949) 598-7082

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge

(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Drive #4202 Houston, TX 77027

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 5/2

OATH OR AFFIRMATION

I, Robert D. Ferraro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Financial Investment Corporaiton, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice-President
Title

C. M. Carlson
Notary Public

C. M. CARLSON
COMM. #1971323
Notary Public-California
ORANGE COUNTY
My Comm. Exp. MAR 5, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On March 13, 2014 before me, C. M. Carlson,
(Here insert name and title of the officer)

personally appeared Robert D. Ferrais,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

C. M. CARLSON
COMM. #1971323
Notary Public-California
ORANGE COUNTY
My Comm. Exp. MAR 5, 2016

WITNESS my hand and official seal.

C. M. Carlson
Signature of Notary Public

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date _________

____
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

____
(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

Teachers Financial Investment Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditors Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2013

Table of Contents

INDEPENDENT AUDITOR'S REPORT 1

Financial Statements 2

- Statement of Financial Condition 2
- Statement of Operations 3
- Statement of Cash Flow 4
- Statement of Changes in Ownership Equity 5
- Statement of Changes in Subordinated Liabilities 6

Notes to Financial Statements 7

Supplementary Schedules Pursuant to SEA Rule 17a-5 10

- Computation of Net Capital 10
- Computation of Net Capital Requirement 10
- Computation of Aggregate Indebtedness 10
- Reconciliation of Computation of Net Capital 10
- Statement Related to Uniform Net Capital Rule 11
- Statement Related to Exemptive Provision (Possession and Control) 11
- Statement Related to SIPC Reconciliation Requirement 11

Report on Internal Control 12

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Teachers Financial Investment Corporation

I have audited the accompanying statement of financial condition of Teachers Financial Investment Corporation (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 23, 2014

Nathan T. Tuttle, CPA

Teachers Financial Investment Corporation

Financial Statements

Statement of Financial Condition
As of December 31, 2013

ASSETS	
Cash and Cash Equivalents	10,146
Prepaid Expenses	1,649
Commissions Receivable	2,964
Total Current Assets	$ 14,759
Total Assets	$ 14,759
LIABILITIES	
Accounts Payable and Accrued Expenses	-
Commissions Payable	438
Total Current Liabilities	$ 438
Stockholders' Equity	
Common stock, no par value; 10,000,000 shares authorized; 5,000,500 shares issued and outstanding	78,423
Retained Deficit	(61,660)
Net Loss	(2,441)
Total Stockholders' Equity	14,322
Total Liabilities and Stockholders' Equity	$ 14,759

Teachers Financial Investment Corporation
Financial Statements

Statement of Operations
As of December 31, 2013

Revenue	
Commission Income	$ 23,125
Expenses	
Commission Expenses	7,325
Professional Fees	14,195
Other General and Administrative	4,049
Total Expenses	25,569
Loss from Operations	(2,444)
Other Income:	
Interest Income	3
Net Loss	$ (2,441)

Teachers Financial Investment Corporation

Financial Statements

Statement of Cash Flow
As of December 31, 2013

Cash flow from Operating Activities:		
Net Loss		$ (2,441)
Adjustments to Reconcile Net Loss to		
Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Prepaid Expenses	(1,349)	
Commissions Receivable	(501)	
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	(788)	
Commissions Payable	175	
Total Adjustments		(2,464)
Net Cash Used by Operating Activities		(4,905)
Cash Flow from Financing Activities:		
Capital Distributions		
Capital Contributions	2,800	
Net Cash Used by Operating Activities		2,800
Net Decrease in Cash		(2,105)
Cash at Beginning of Year		12,251
Cash at End of Year		$ 10,146
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ -	
Income Taxes	$ -	800

Teachers Financial Investment Corporation

Financial Statements

Statement of Changes in Ownership Equity
As of December 31, 2013

	Common Stock no par value		Contributed	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2012	5,000,500	$ -	$ 75,623	$ (61,660)	$ 13,963
Capital Contribution				2,800	$ 2,800
Net Loss				(2,441)	$ (2,441)
Balance, December 31, 2013	5,000,500	$ -	$ 75,623	$ (61,301)	$ 14,322

The accompanying notes are an integral part of these financial statements.

Teachers Financial Investment Corporation

Financial Statements

Statement of Changes in Subordinated Liabilities
As of December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

Teachers Financial Investment Corporation

Notes to Financial Statements
As of December 31, 2013

NOTE 1 – GENERAL

Teachers Financial Investment Corporation (the "Company") was incorporated on August 2, 2006. The Company's business is based on assisting the teaching community with its 403(b) TSA and other investment needs. The Company was registered as a broker-dealer under the Securities and Exchange Act of 1934 on August 3, 2007. The Company commenced security transactions in October 2007.

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is the Company shall maintain a "Special Account for the Exclusive Benefit of customers"), and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2013, the Company had net capital of $9,709, which was $4,709 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 4.51% as of December 31, 2013.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") limits per customer per financial institution, respectively. At December 31, 2013, the Company has no cash balance that was in excess of the FDIC and SIPC limits, respectively.

Customers

Five customers accounted for all of the Company's revenues in 2013, including three customers accounting for approximately 95% of the Company's revenues.

Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

Commission income is related to mutual fund and variable annuity and is recorded upon the close of the related transaction.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Accounting Standard Codification 350, Goodwill and Other ("ASC 350") formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with ASC 350, no amortization is recorded for goodwill with indefinite useful life.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

NOTE 4 - SUBSEQUENT EVENTS

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 23, 2014, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

Teachers Financial Investment Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity		$14,322
Non-Allowable Assets		
Prepaid Expenses	$ 1,649	
Commission Receivable	$ 2,964	
Total Non-Allowable Assets		$ 4,613
Haircuts on Securities Positions	$ -	
Undue Concentration Charges	$ -	
Total Securities Charges		$ -
Net Allowable Capital		$ 9,709

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 29
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 4,709

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$438
Percentage of Aggregate Indebtedness to Net Capital	4.51%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2013	$ 9,709
Adjustments		
Change in Equity		$ -
Change in Non-Allowable Assets		$ -
Change in Securities Charges		$ -
Net Capital per Audit		$ 9,709
Reconciled Difference		$ -

Teachers Financial Investment Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $9,709 which was $4,709 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.51%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers"

Statement Related to SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Report on Internal Control
For the Year-Ended December 31, 2013

February 23, 2014

To the Shareholder and Board of Directors
Teachers Financial Investment Corporation
Laguna Hills, CA 92653

Re: December 31, 2013, Audit of Teachers Financial Investment Corporation

To the Board of Directors:

In planning and performing my audit of the financial statements and supplemental schedules of Teachers Financial Investment Corporation for the year ended December 31, 2013, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on such internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objective stated in 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in the following areas:

1. Making quarterly securities examinations, counts, verifications and/or comparisons;
2. Recording and differences required by Rule 17a-13; and,
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the referenced SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, inn internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be materials in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

It should be noted that firm has limited personnel which increases individual responsibilities and duties. This reduces the Company's ability to segregate conflicting duties but limited segregation of duties in itself is not considered a material weakness.

My consideration of internal control was for the limited purpose of described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use by management, the Securities and Exchange Commission and other relevant regulatory agencies that rely upon Rule 17a-5(g) under the Securities and Exchange Act of 1934 or other state statutes in their regulation of registered broker/dealers and is not intended to be, and should not be, used by anyone other than these specific parties for the purposes referenced.

Nathan T. Tuttle, CPA